United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Southern Co

Name of persons relying on exemption: Inspire Investing, LLC

Address of persons relying on exemption: 3597 E Monarch Sky Ln, Suite 330, Meridian, ID 83646

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As part of a coalition of investors and financial professionals, serving thousands of clients and managing/advising on over $250 billion in assets, we, the Undersigned, urge shareholders to vote YES on Proposal Item No. 8 - Report on Respecting Workforce Civil Liberties submitted by Inspire Investing.

Southern Company, one of the largest U.S. utility companies with over 28,000 employees, plays a pivotal role in shaping workplace culture and economic opportunity. As a major federal contractor with the Department of Defense (DoD), it must adhere to federal and state anti-discrimination laws, including Title VII, which prohibits discrimination based on race, religion, sex, national origin, or, in some jurisdictions, political affiliation.1 President Trump’s Executive Order also bars federal contractors from promoting Diversity, Equity, and Inclusion (DEI) initiatives, though this is currently under a preliminary injunction while it is litigated. But Southern maintains many of its problematic DEI policies, which raises serious legal risk, jeopardizes its preferred status with the Department of Defense as a federal contractor, stifles innovation and workforce engagement, and increases reputational risk as DEI is increasingly seen as divisive and harmful.

Southern’s DEI workforce policies include mandatory training programs and hiring practices that prioritize group identity over individual merit. Southern Company has publicly stated, “Our strategy for recruiting, retaining, and developing employees includes a deliberate focus on DE&I.”2 Furthermore, the company mandates that “all our employees commit to continued personal education on equity and inclusion,” including annual DEI training and unconscious bias

1 https://www.southerncompany.com/innovation/federal-partnerships.html

2 https://www.southerncompany.com/content/dam/southerncompany/sustainability/pdfs/our-people/human-capital-management-factsheet.pdf#:~:text=Diversity%2C%20equity%20&%20inclusion%20Our%20strategy%20for,engage%2C%20 include%20and%20retain%20a%20diverse%20workforce training.3 These policies risk fostering a workplace environment that stifles free speech and religious freedom by enforcing ideological conformity.

Southern’s continued DEI commitments raise concerns about impartiality. CEO Chris Womack’s prior work for a Democratic U.S. House Representative and House Committee, VP Curley Henry’s 2023 White House equity roundtable participation, and Southern’s enormous commitment of $225 million to advance “social justice” initiatives, may signal a politicized corporate culture, potentially alienating employees with differing views.4 While Southern has reduced the visibility of its DEI efforts—removing the “Boldly Forward” website and links to its Moving to Equity Reports (2020-2023)—many commitments remain public, including the 2023 Moving to Equity Report.5 Womack’s December 9th letter to Trump, offering partnership, appears conciliatory but does not address these policies, suggesting the company is engaging in selective transparency.6

The 2024 Viewpoint Diversity Score Business Index indicates that 91% of large companies, including Southern, promote divisive concepts like critical race theory, prioritizing group identity over ideological diversity and equal opportunity.7 The Freedom at Work survey reveals that 60% of employees fear punishment for expressing religious or political views at work, and 54% worry about social media repercussions.8 Southern’s DEI programs may contribute to a culture of fear and self-censorship. Recent Supreme Court rulings in Students for Fair Admissions v. Harvard, Groff v. DeJoy, and City of St. Louis v. Muldrow heighten scrutiny of discriminatory policies.9 Organizations with similar DEI practices have faced lawsuits and regulatory backlash, posing a cautionary tale for Southern.

Southern’s DEI policies also present significant operational and reputational risks. The Wall Street Journal notes that many companies are phasing out DEI goals due to backlash, a trend Southern navigates inconsistently.10 Employers prioritizing ideological conformity hinder innovation, alienate talent, and undermine diverse customer service. Southern’s lack of transparency around its social justice funding and selective DEI content removal erodes trust. Southern Company’s DEI policies risk casting the company as a de facto regulator of speech and belief, undermining the fundamental freedoms that foster a healthy marketplace of ideas.

3 https://www.southerncompany.info/htmlemail/culture.pdf

4 https://www.georgiapower.com/content/dam/georgia-power/pdfs/company-pdfs/about-us/bio-chris-womack-1-04-2020.pdf,

https://www.csrwire.com/press_releases/771126-white-house-invites-henry-speak-equity-roundtable

5 https://web.archive.org/web/20241111130131/https:/www.southerncompany.info/boldly-forward/index.html

6 https://8515244d-4c8f-4d2c-8d44-ac147bb6fe6e.usrfiles.com/ugd/851524_36ba69f43fd84613831cc3a085f8e99f.pdf

7 https://www.viewpointdiversityscore.org/

8 https://www.viewpointdiversityscore.org/polling

9 https://www.supremecourt.gov/opinions/22pdf/20-1199_hgdj.pdf, https://www.supremecourt.gov/opinions/22pdf/22-174_k536.pdf,

https://www.supremecourt.gov/opinions/23pdf/22-193_q86b.pdf

10 https://www.wsj.com/business/diversity-goals-are-disappearing-from-companies-annual-reports-459d1ef3

In light of these escalating risks, we call on Southern Company to provide greater transparency and accountability to shareholders. We strongly urge shareholders to vote YES on Proposal Item No. 8 - Report on Respecting Workforce Civil Liberties that asks the company to issue a report evaluating how the company’s policies and practices impact employees and prospective employees based on their race, color, religion (including religious views), sex, national origin, or political views, and the risks those impacts present to the company’s business.

Sincerely,

The Undersigned

Robert Netzly CEO Inspire Investing	Bill Flaig CEO American Conservative Values ETF	OJ Oleka CEO State Financial Officers Foundation
Jerry Bowyer CEO Bowyer Research	Jeffrey Presley President Mountain PEAK Wealth Advisors	Aaron Moon President Inspire Advisors
Tom Strobhar President Strobhar Financial	Daniel Wallick Managing Partner/CIO Wallick Investments LLC	Nelson Negron President Provident Oak Financial, LLC
Matthew Mohlman President Monument Advisers	Brent Jackson Owner, President Harvest Financial	Carlton Graves President Graves & Associates, Ltd.
Joseph James Vice President Greater Texas Financial Solutions	Aaron Witten Managing Member Witten Financial Services, LLC	Craig Anderson Owner Family Focused Finacial
Terrence Rocks Founder/Advisor Teleios Financial Partners	Michael Gauthier CEO Strategic Income Group	Chris Maclellan Chairman Maclellan FDN Inc.
Mack Conley Financial Advisor Genesis Investments	Matthew Daugavietis Wealth Advisor Inspire Advisors	Rick Figueroa CEO Patron Partners Wealth Advisors
Johnathan Cunningham Financial Advisor Inspire Advisors	Will Odland Founder, Financial Advisor Fidelis Financial LLC	Matthew Bonito Financial Advisor Upward Management Group
Jacob Chandler Owner Chandler Wealth Management Inc.	Aaron Hoffman Wealth Advisor Hoffman Wealth Management Group, LLC.	Johnny Yun Senior Vice President Yun Wealth Management

Michael Pemberton Financial Advisor Strategic Stewardship	John Ruzza Senior Advisor/CFP MainStreet Financial Advisors	Bruce Holt Financial Advisor UBS
Hunter Dees Genesis Investments	Luke Andrews Investment Advisor Inspire Advisors	Brian S McDowell Managing Director Oz Investing Services LLC
David Eck Wealth Advisor Oakstreet Financial	Joseph Allen Financial Advisor Inspire Advisors	James Jon Benet Financial Advisor Triumphant Portfolio Mgmt LLC
Christopher Hull Financial Advisor CFD Investments	Michael Smith Wealth Advisor Kingdom Focused Financial	George Williams Financial Advisor WSI Financial Partners, LLC
Michael Graef Financial Planner Christian Wealth Management	Mark Trice Financial Advisor ClearVista Financial	Luke Zumbusch Financial Advisor Inspire Advisors
Jay Richardson Founder Kingdom Wealth Stewards	Laura Simpson Financial Advisor PAX Financial Group, LLC	Derek Mauldin Financial Advisor Kingdom Focused Financial
William Haider Investment Solutions Rep. Fidelity Investments	Christopher Murray President Murray Financial Group	Mary Nelson Associate Wealth Advisor Schwab Wealth Advisory
Brent Hoffman Financial Advisor Fifteen:22 Financial Partners	Terry Prather Wealth Advisor United Capital Financial Advisors	Matthew Baldini Wealth Advisor Inspire Advisors-The Chandler Team
Thad Allen Financial Advisor Smith Moore & Co.	Ron Harczak CFP, CKA, Principal Steward Guide Wealth Partners	Derek Hastings Financial Advisor Inspire Advisors
Chris Pagotto Client Portfolio Manager Kingdom Focused Financial	Daniel Allen Financial Advisor Smith Moore & Company	Matt Conrad Relationship Manager Carson Wealth
Eric Behaghel Senior Advisor Aliter Invest

Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Inspire Investing is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Tim Schwarzenberger, Director of Corporate Engagement at Inspire Investing, via email at tim.schwarzenberger@inspireinvesting.com.